SILICON VALLEY ANN ARBOR AUSTIN BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SÃO PAULO SINGAPORE

March 15, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Daniel Crawford

Laura Crotty

Ibolya Ignat

Kevin Juhar

Re:	Contineum Therapeutics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 15, 2024

CIK No. 0001855175

Dear Mr. Crawford:

Contineum Therapeutics, Inc. (the “Company”) has electronically filed via EDGAR its registration statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 23, 2024 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 23, 2024 letter in bold italicized print, and the Company’s responses are provided below each comment. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Securities and Exchange Commission

March 15, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

Business

Our PIPE-791 Phase 1 Healthy Volunteer Trial, page 122

1.

We note the newly included statement on page 123 that the primary and secondary objectives were “successfully characterized.” Please revise to clarify whether this is intended to mean that the primary and secondary objectives were met.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Registration Statement to clarify that the trial met the primary and secondary objectives.

Securities and Exchange Commission

March 15, 2024

Please do not hesitate to contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan J. Gunderson
Name:	Ryan J. Gunderson

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Peter T. Slover, Chief Financial Officer, Contineum Therapeutics, Inc.

Jeffrey Thacker, Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP